Mail Stop 3561

October 28, 2006

Mr. Richard Rochon
Chairman and Chief Executive Officer
Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, FL 33432

> **Re: Coconut Palm Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed September 15, 2006**
> **File No. 333-137386**

Dear Mr. Rochon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note disclosure throughout your document indicating that EBC and its shareholders approved the merger agreement in a June 15 shareholder vote. We further note that a lawsuit has been filed against EBC and its board with relation to the proxy furnished in connection with this shareholder vote. However, it appears that an investment decision has already been made by the shareholders of EBC. Thus, it does not appear that the company could register the transaction on Form S-4, but should rather file a proxy statement on Schedule 14A. Please advise. Also, please discuss whether the company had a valid exemption from

registration when offering the securities and, if not, please analyze the company's potential liability under Section 5. In this regard, an analysis of the nature and number of shareholders whose vote was sought and the information provided to them is warranted. In addition, please add a risk factor discussing the company's potential liability. Further, it appears that a condition to the transactions is that you have filed with the SEC a registration statement. If it is determined that an investment decision has been made, preventing you from consummating this transaction on a Form S-4, clarify if the condition can be waived. Finally, and with respect to the foregoing, we note that Section 6.01 of your Agreement and Plan of Merger states that "[t]he EBC Board shall use all commercially reasonable efforts to solicit and obtain the EBC shareholder approval … [and that] the EBC Board will withhold any recommendation to the EBC Shareholders regarding the Merger." Please ensure that your response and Form S-4 disclosures reflect this Section.

2.   Your disclosure indicates that you have sought lock-up agreements with several EBC shareholders in connection with your merger agreement. Please provide a legal analysis of the Section 5 implications of these agreements. In responding to this comment your attention is directed to the SEC's proposed Release 33-7606A (November 13, 1998).

3.   We note a statement on EBC's website that, your "stations give [you] a broadcast footprint that reaches almost 14% of the total population, with approximately $ 2 billion in television advertising revenue once [your] current expansion plans are complete." (http://www.ebcorp.net/philosophy) Please ensure that these plans, and the disclosures regarding market size, are appropriately reflected in your Form S-4. In addition, please revise to include a discussion of the Retro Television Network and its relationship to EBC. In this regard we note that Mr. Morton's employment agreement authorizes him "to continue to serve as Chairman of Retro Television, LLC and be an equity owner of the stock." Please ensure that any discussion also addresses any conflicts associated with Mr. Morton's involvement with Retro. Alternatively, advise us why no such revision is warranted.

4.   In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed. In addition, please include a discussion of the effect that these provisions will have upon the stockholder's rights to receive their portion of the trust in the event of liquidation. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the

company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.

5.   Please disclose an estimate of the costs required to consummate the acquisition. In addition, provide disclosure detailing the steps taken by the company to date to reach agreement with service providers on the deferral of fees. Elsewhere in the prospectus, such as the MD&A section, please specifically describe the actual expenses, including current liabilities, and compare these amounts to the expenses described in use of proceeds for the funds not held in trust in Coconut Palm's Form S-1. In the MD&A section or in another appropriate section, please discuss in detail the use of proceeds by Coconut Palm once such proceeds are released to the company. Please indicate whether expenses incurred by Coconut Palm while pursuing the business combination will be paid out of the trust proceeds when the proceeds are released to the company. Also discuss any liabilities that will be paid from the trust proceeds along with any fees. We may have further comment.

Cover Page

6.   Please revise your cover page to clarify the total consideration being paid to acquire Equity Broadcasting Corporation ("EBC"). For example, in the second paragraph you state that you will deliver, in addition to issuing shares and assuming options, "$25 million in cash and $15 million in EBC assets and assume up to $84 million in EBC debt." However, in the same paragraph you state that the Series A Preferred Shareholders will receive an aggregate of $40 million in cash and EBC assets. Is this $40 merely the $25 million in cash plus the $15 million in assets from your first sentence? If so, please clarify. In addition, please include dollar values associated with the per-share and aggregate total consideration being offered in the merger.

Cover Letter

7.   In discussing the consideration being issued to EBC, we note your disclosure, here and elsewhere, that you "will issue a combination of shares of common stock, preferred stock and replacement options as well as deliver $25 million in cash and $15 million in EBC assets and assume up to $84 million in EBC debt as the merger consideration. Specifically, each share of EBC Class A common stock will be converted into the right to receive 1.461988 shares of Coconut Palm common stock …" We are of the view that more definitive language is appropriate with regards to the total number of shares being issued in the transaction and the aggregate dollar value of these shares. Please revise as appropriate. If the consideration is subject to adjustment, please include a statement describing these adjustments and the effect that it will have on the consideration paid.

8.   We note your statement, here and elsewhere, that part of the consideration being
        paid to EBC shareholders is the delivery of two existing stations. In all
        appropriate sections, including your discussion of the purchase price and
        management's discussion and analysis, please: (1) discuss these two stations –
        stating their market and their position in their market; (2) describe how these
        stations were valued, including how the investment banking opinions address the
        valuation of these stations; and (3) if material, clarify the impact that these
        stations have had, or would have had, on your results of operations, liquidity and
        financial position. If the company determines that these stations are immaterial,
        please state so in your Form S-4 discussion.

9.   Please clarify your disclosure, here and throughout, to indicate whether, in
        addition you concluding that the merger was fair and in the best interests of the
        corporation, your board also concluded that the merger met the requirements
        specified in the Form S-1 including the 80% fair market value requirement. If the
        board made such determination, in an appropriate section of the prospectus, such
        as page 75, please explain how the board calculated the amount.

10.   Please revise your disclosure to indicate whether the May 19, 2006 Morgan
        Joseph opinion was obtained before the board vote to approve the merger and/or
        the signing of the merger agreement. In addition, please revise to clarify any
        interests Morgan Joseph may have in the merger transaction.

Questions and Answers About the Proposal, page 1

11.   Please provide additional disclosure in response to "Who is EBC?" in your
        Questions and Answers section. In this regard your attention is directed to Item
        3(b) of Form S-4.

12.   Please state the aggregate dollar value of the shares being issued for the accrued
        and unpaid dividends associated with the EBC Series A preferred stock. In
        addition, please clarify how these dividends were treated for the purposes of
        determining the fair market value of the company, and the purchase price paid for
        the company in all appropriate sections.

13.   Please clarify the rights – including, but not limited to, voting, conversion,
        interest, priority, transfer restrictions, etc. of the Coconut Palm Series A preferred
        stock as they appear to be different from your common stock.

14.   Please state the date of the merger agreement – along with any amendments
        thereto, in the paragraph under "The Merger Proposal" on page 1.

15.   We note your disclosure on page 2 that, if the settlement and buyout agreement
        between EBC and Arkansas Media, LLC. is approved, Arkansas Media will
        "receive $3,200,000 cash, and 640,000 newly issued shares of EBC's Class A
        common stock …" Please clarify how the company has presented this potential
        settlement in its Form S-4. For example, clarify whether these items are reflected
        in the purchase price and how this potential liability was treated for purposes of
        valuing the company. In addition, please clarify whether your S-4 also covers
        these 640,000 shares of stock. If so, please provide an analysis supporting your
        position. In addition, please clarify whether the merger agreement is in any way
        conditioned upon the termination of the management agreement.

16.   Please clarify the second sentence in the second paragraph under the question
        "What vote is required in order to approve the merger at the EBC special
        meeting." This sentence reads, "[i]n addition to the approval of all outstanding
        Class A common shares, the merger proposal must also receive the approval of a
        majority of a quorum of the shares of Class A common shares held by
        disinterested parties." (emphasis added). Please note that similar disclosure is
        also found on page 51.

17.   Please clarify, on page 6 and elsewhere as appropriate, the range of proceeds held
        in trust that would be available to the company post merger.

18.   Please clarify your response to the question on page 7 "What happens to the funds
        deposited in the merger …" to further describe any outstanding payment
        obligations of the company to vendors and/or creditors to the extent currently
        known. Also, please disclose whether the company has the ability to fund these
        obligations independent from the trust fund. Finally, please clarify how these
        creditors would be paid in the event that a merger was not consummated.

19.   We note your disclosure on page 7 that you will add four additional directors to
        your board with two of them being designated by representatives of EBC and two
        of them being designated by representatives of Coconut Palm. As an initial
        matter, please clarify who the representatives are who will have the power to
        appoint members of the board. In addition, please clarify the origin of their power
        to appoint new directors to the board absent a shareholder vote and/or election of
        the particular board member.

20.   On page 7 you state that "Coconut will be liquidated if … it does not consummate
        a business combination by March 14, 2007." Please clarify throughout the
        prospectus, whether the company will dissolve prior to a distribution of the trust
        account and indicate whether there will be any deductions from the trust account
        prior to or in accordance with such a dissolution and distribution, and if so,
        specify the types and if possible the amounts involved.

21.   On page 7 you state that if Coconut Palm is forced to liquidate it will distribute
        the proceeds held in trust "on a pro rata basis to the holders of Coconut Palm's
        common stock." Please revise to clarify whether this includes the publicly held
        common stock only or, does it also include the shares held by RCPC Investments,
        LLP?

 Summary, page 9

22.   Please provide factual support for the statements that you make regarding EBC –
        namely that it is "one of the largest networks of television stations in the United
        States" has a "large platform" and is "well positioned" for the future.

23.   Please clarify the meaning of the third paragraph under "EBC Options" on page
        10. It appears that the company is required to assume the outstanding options and
        issue additional options regardless of the outcome of the vote on this question.
        Please explain and provide support for your position.

24.   On page 13, in footnote 3, you disclose that 2 million warrants are held by
        CPACW LLLP an entity controlled by Mr. Rochon. Please provide further
        information regarding the ownership of this entity and explain how it came to
        own these warrants.

25.   Please disclose the name of the control person for Sapling, LLC.

 Stock Ownership of EBC, page 14

26.   Please revise footnote 2 to your tabular presentation to disclose the control person
        for Arkansas Media. In addition, to the extent known, please clarify whether
        Arkansas Media will distribute any shares received as merger consideration to its
        members following the merger.

 Interests of Coconut Palm Directors and Officers in the Merger, page 16

27.   Please revise your disclosures here and elsewhere as appropriate, to clarify the
        relationships between RPCP Investments, CPACW, LLP, Royal Palm Capital
        Management, LLLP, and your officers and directors. In this regard, disclosure
        concerning: (1) any ownership interests management has in any of these entities,
        whether direct or indirect; (2) any employment or consulting arrangements
        management has with these entities; (3) a description of the business activities of
        these entities; and (4) a clarification of any interests that these entities have in
        Coconut Palm, is warranted.

28.   We note your disclosure on page 16 that Royal Palm will receive an advisory fee
       for merger related services at the closing of the merger. Please revise to disclose
       the amount of this fee as well as the names of the Royal Palm consultants who
       performed these services. In addition, please reconcile these payments to your
       Form S-1 disclosures concerning payments to insiders.

29.   We note your disclosure on page 16 that Mr. Farenhem along with "three
       additional persons whom Coconut Palm will designate will become directors of
       the combined company." Please provide further disclosure concerning the criteria
       and procedures you will follow for the selection of these directors. In addition,
       please revise to clarify whether any of these people will have ties to RPCP
       Investments, CPACW, LLP or RPCP, Investments. Finally, please clarify
       whether these four people will constitute a majority of the board post merger.

30.   We note your disclosure that RPCP Investments and CPACW, LLP own shares
       and warrants that will expire worthless in the event that a merger is not
       consummated – however, we believe that additional disclosure is warranted so
       that investors may better understand the conflict addressed. Accordingly, please
       disclose: (1) the number of shares/warrants held; (2) the current value of the
       investment using the most recent, practicable, market price; (3) the initial
       purchase price; and, (4) the expected gain to management in the event that the
       merger is approved.

31.   We note your disclosure that your officers and directors purchased warrants in the
       open market. Please disclose the dates on which these warrant purchases were
       made, the prices that were paid, and clarify whether a Rule 10b-1(c) plan was
       used.

32.   Please clarify whether any members of Coconut Palm's management will remain
       with the company following the merger and disclose their future compensation
       arrangements. Please note that this should also include any indirect payments.

Interests of Directors and Officers of EBC in the Merger, page 16

33.   Please clarify the amount of accrued interest associated with the $411,009 note
       payable to Actron, Inc.

34.   On page 17 we note your disclosure that EBC is obligated to "to purchase of one
       the assets of one, more, or all of the three television stations identified in Section
       3 of the settlement agreement …" Please provide additional disclosure concerning
       this transaction. Without limiting the generality of the foregoing, please disclose
       the range of potential prices for these stations, the current ownership of these
       stations and how these stations will be valued for purposes of determining the
       purchase price.

35.   We note your disclosure on page 17 that Arkansas Media will transfer its Fort Smith office building in exchange for cash and EBC's assumption of certain debt. Please disclose the value of the cash consideration and the debt assumed. In addition, please clarify how the property was valued for purposes of this transfer.

Conditions to Coconut Palm's obligations, page 18

36.   We note that one of the conditions to Coconut Palm's obligations under the merger agreement is the receipt of an appraisal that values EBC at no less than $300 million. Please clarify whether the company may waive this obligation and clarify the procedures the company will follow if a waiver is required. In addition, please disclose whether the company has obtained such an opinion or is in the process of doing so. In this regard we note disclosure on page 74 suggesting that Holt Media Group did, in fact, provide an appraisal for your assets. Finally in this section, please disclose the valuation provided, name the valuation firm used and include a copy of the opinion as an exhibit. See Item 4(b) of Form S-4 for further information.

Developments Since Execution of Merger Agreement, page 21

37.   Please reconcile your page 22 disclosure that "EBC's shareholders will also be asked to ratify a new management agreement between EBC and Arkansas Media" with your disclosure elsewhere that you are cancelling this agreement.

Selected Historical and Unaudited Pro Forma Financial Information, page 23

38.   Please provide the tabular presentation required by Item 3(g) of Form S-4 or, advise why no revision is necessary.

EBC Selected Historical Financial Data, page 24

39.   We note you have provided adjusted EBITDA as an operational measure. It is not appropriate to use a non-GAAP measure for performance measure purposes. Please revise to remove this non-GAAP performance measure.

Selected Unaudited Pro Forma Combined Financial Information, page 26

40.   Please revise your presentation of pro forma loss per share to reconcile to your pro forma statements of operations presented on page 149.

Comparative Per Share Data, page 27

41.   Please revise to present both basic and diluted per share data for all periods disclosed.

42.   Pursuant to Item 301 of Regulation S-K, please revise to present book value per share as of the date for which financial data is presented.

Per Share Market Price Information, page 29

43.   Please disclose the approximate number of holders for each class of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.

Risk Factors, page 30

44.   In reviewing your risk factors the staff noted that several risk factors fail to state a conclusion and/or tie the discussed risk into disclosure that would be meaningful to investors. Please revise your risk factor discussion to clarify the risk to the investor.

45.   Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

46.   Please include a risk factor that discusses the risk related to an effective registration statement not being in place at the time of warrant exercise. Please ensure that the risk factor discloses that (i) the registrant has no obligation to net cash settle the warrants in the absence of an effective registration statement as disclosed in its Warrant Clarification Agreement, (ii) if the prospectus relating to the common stock to be issued upon the exercise of the warrants is not current the warrants may expire unexercised and worthless and (iii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

47.   Please revise your page 30 risk factor "We depend on our network affiliation with Univision …" to disclose the actual number of your television stations which are affiliated with Univision and disclose what percentage of revenues and/or profits these stations account for.

48.   A significant portion of your disclosure under "Failure to observe governmental rules …" on page 32, should also be included in your discussion under Regulatory Matters on page 80. This comment is equally applicable to several of the risk factors which follow concerning the Federal Communications Commission and the Communications Act.

49.   Please explain your statement on page 35 that the FCC's rules "make joint sales agreements for radio stations an attributable ownership interest if the selling station is located in the same market and sells more than 15% of the other station's weekly advertising time." In addition, please disclose how many stations that the company will be required to convert into full power digital television stations and state how much the company expects to spend on this process.

50.   Please revise your page 36 risk factor "If direct broadcast satellite companies do not …" to improve its clarity.

51.   Please revise your page 36 risk factor "Our substantial indebtedness …" to disclose the value of your debt, further describe the restrictive covenants in your credit facility and state whether you are in violation of any of these covenants – or have violated them in the past.

52.   We note that the risk factor on page 37, regarding the increased costs of being a public company, is a risk that is applicable to all public companies. Please revise to state a specific risk or remove.

53.   Please revise the text of your page 38 risk factor "If third parties bring claims against us …" to improve its readability. This comment is equally applicable to your page 43 risk factor "Coconut Palm stockholders may be held liable for claims …"

Agreement and Plan of Merger, page 45

54.   Please revise to clarify whether the $277.4 million in purchase price consideration also reflects the assumption of EBC's outstanding options. In addition, please state the value of these options. Also, in an appropriate part of the prospectus, please include disclosure that supports the valuation.

55.   Please revise your disclosure on page 45 under "Closing of the Merger" to indicate the termination date associated with Coconut Palm's business operations as disclosed on its Form S-1.

56.   We note that the company has obligated itself to issue 2,250,000 options to members of management irrespective of whether the stock option plan is approved. In an appropriate section, please discuss the company's future plans with respect to non-plan options, including whether there will be any limits on the number of options that may be granted and who, on behalf of the company, will be responsible for approving these grants.

Settlement Agreement, page 51

57.   Please revise to disclose who negotiated the settlement agreement with Arkansas
        Media on behalf of EBC. In addition, please disclose whether a majority of the
        disinterested members of the EBC board approved entering into this arrangement.
        In addition, please disclose how the broadcast stations referenced in the third
        bullet (in Oklahoma and Arkansas, respectively) were valued for purposes of this
        sale. In addition, please confirm that EBC will not be assuming any liabilities in
        connection with these purchases and clarify how these purchases will be
        conducted –i.e., asset purchases, etc.

58.   Please provide a summary of the Arkansas Media management agreement, dated
        June 1, 1998 that you reference on page 51. In addition, please compare EBC's
        then existing obligations under this contract with the consideration being paid to
        cancel it. In addition, please revise to clarify the ownership of Arkansas Media
        and fully describe the conflicts of interest referenced in the last paragraph on page
        51. Finally, please disclose the amount of accrued but unpaid fees under this
        agreement as of the most recent practicable date.

59.   Briefly compare the Arkansas Media management agreement to the employment
        agreements being entered into with your management following the
        consummation of this merger.

60.   Please expand on the business purpose behind the settlement agreement and
        clarify why it is tied to the approval of the merger agreement. Was this a
        requirement of EBC or the company? Please explain.

Conditions to the Completion of the Merger, page 52

61.   In an appropriate section, please explain the business purpose of the sale of the
        two EBC TV stations to Univision.

62.   We note that one of the conditions to the completion of the merger is that holders
        of not more than 5% of the outstanding stock of EBC shall have demanded
        appraisal rights under Arkansas law. We also note that the company is the subject
        of existing litigation concerning its initial shareholder vote to approve the merger
        transaction. In an appropriate section, please revise to clarify whether the suing
        shareholder represents greater than 5% of a class of your equity. If so, please
        clarify whether the company may and will waive this provision.

63.   On page 55 we note your disclosure that, following the merger, the company "is
        required under the merger agreement to adopt a management stock option plan
        which will provide for the reservation of stock options …" Please provide

additional disclosure concerning this requirement and how it was negotiated. In addition, please clarify whether the company will explicitly ignore a shareholder vote against such a plan.

64.   On page 55 you disclose that you will establish a cash incentive plan for management which will be financed by the proceeds received by the exercise of your outstanding warrants. Please revise to include a statement indicating that there is no guarantee that the warrants will be exercised and clarify the last sentence in the first paragraph under "One-Time Management Incentive Plan," that "[i]t is anticipated that such warrants will not be exercised unless the per share trading price of Coconut Palm common stock, following the merger, is near or equal to $8.50 per share." (emphasis added). In addition, please clarify whether bonuses may be paid out in the event that no warrants are exercised. Finally, please clarify how you will treat management warrant exercises in relation to the creation of the bonus pool.

65.   Please clarify the business purpose of the "One-Time Management Incentive Plan" and provide more disclosure about how it will operate. For example, what is the purpose of the incentives?

66.   Please ensure that a discussion of your "One-Time Management Incentive Plan" is included in your summary and interests of officers and directors, discussions.

Management Services Agreement; Conflict of Interest, page 56

67.   Please revise your summary and interests of officers and directors sections to address the management services agreement with Royal Palm. In addition, please disclose whether the initial agreement will be approved by a majority of your disinterested, independent directors, and clarify the types of services that will be provided by Royal Palm. In addition, please disclose whether Royal Palm was your "promoter" and state whether the company is a portfolio company of Royal Palm.

Consulting Agreement, page 58

68.   Please further describe the nature of the consulting serviced to be provided by Mr. Hooper.

Stock Ownership, page 69

69.   In footnote three to your tabular presentation, you have excluded the 2,000,000 warrants owned by CPACW, LLLP because they are "not known to be exercisable within 60 days." However, as the September 8, 2006 restriction has already passed, these warrants would appear to be exercisable as soon as the

merger is completed. Please revise your disclosure to address. In addition, elsewhere in your document you have stated that the company purchased warrants in the open market, please advise us whether they are also reflected in this table, and, if not, why not.

Merger Proposal, page 71

70.   Please discuss whether Coconut Palm in its S-1 registration statement disclosed that it would focus its search for a business in a particular industry.

71.   Please disclose the amount of proceeds currently available to the company outside the trust account and state whether that amount is sufficient to meet the company's currently known liabilities.

72.   We note your disclosure on page 71 that you were "involved in sourcing and evaluating prospective business" that "this activity was a constant occurrence" and that you sourced both "proactively and reactively." We believe that a more definitive, factual, discussion is in order here. For example, how many entities did you contact, what factors did you consider most relevant to your search, and what caused you to choose this merger over the two targets you had signed letters of intent with, etc. In addition, please clarify that none of these scorned targets have made any claims against you or the trust account.

73.   Please explain your reference to "proprietary" on page 72.

74.   We note your disclosure on page 72 that EBC received an unsolicited offer from a special purpose acquisition corporation prior to January 4, 2006. Please clarify whether Coconut Palm was this company and state the date that EBC was initially solicited.

75.   Please discuss in more detail the history of the transaction on page 72, such as, why EBC approached Beau Ferrari, director of Coconut Palm, and whether EBC and Coconut Palm and each of their officers, directors and shareholders had any prior relationship.

76.   Please explain the meaning of your statement on page 73 that, "[s]ince 2002, EBC has primarily financed its growth by building up stations to profitability and divesting of such stations, as well as borrowing from a line of credit."

77.   On page 74 you refer to the fact that Coconut Palm matched another potential offer for EBC. Please revise to indicate whether Morgan Joseph, or any affiliate of Coconut Palm, was involved in any way, with this other offer or the unsolicited offer referred to on page 72.

78.   Please provide a detailed discussion of the methodology used, and the conclusions reached, in the Holt Media Group appraisal report.

Coconut Palm's Reasons for the Merger and Recommendation of the Coconut Palm Board, page 75

79.   Please revise this section to further expand upon the factors that the board considered in deciding to approve the merger and in concluding that the transaction met the Form S-1 offering requirements. Specifically state if, and how, management valued the company, and what metrics it used to compare EBC with other potential transactions. In this regard we note your disclosure on page 130, and in the Form S-1, that the board is to determine the fair market value of the target "based upon standards generally accepted by the financial community" please specifically address the analyses performed and their results.

80.   Please clarify why the company deemed the risk of shareholder conversion to be less with the EBC transaction than with others as disclosed on page 75.

81.   On page 75 you state that one of the reasons for proposing the merger is to give shareholders the opportunity "to share in EBC's future possible growth and anticipated profitability." Please provide support for your stated beliefs regarding growth and profitability, particularly in light of the company's historical performance.

Regulatory Matters, page 80

82.   Please expand your discussion of the Communications Act and any impediments it may impose on your merger transaction. In addition, if the Communications Act will impose restrictions on your future activities, please include a risk factor or expand the related risk factor on page 32 accordingly.

 Stock Incentive Plan Proposal, page 82

83.   Please reconcile your statements on page 82 that EBC's existing options, and certain management options, will be granted "if the 2006 Stock Incentive Plan is approved" by the shareholders with your disclosure elsewhere that indicates that these options will be granted irrespective of shareholder approval of the Plan.

84.   Please explain the meaning of your statement on page 83 that, "[a]ny shares of common stock that [you] may repurchase from time to time will be factored into the Compensation Committee's determination of awards under the 2006 Stock Incentive Plan."

85.   Please revise to clarify the differences between options, stock appreciation rights, performance shares and stock appreciation awards in your discussion under "Individual Award Limits" on page 84. In addition, please clarify whether the grants to Messrs. Morton and Fess have exceeded these limits and, if so, clarify why the company opted to grant options in excess of these proposed limits.

86.   Please confirm that Coconut Palm has no pre-existing employee stock options outstanding.

Amended and Restated Certificate of Incorporation Proposal, page 91

87.   Please explain why the proposal to provide for a staggered board with three classes of directors is properly included with the other items in this proposal.

88.   Please clarify your statement on page 91 that, "[v]acancies in Coconut Palm's board of directors, including a vacancy created by increasing the size of the board, may only be filled by a majority of Coconut Palm's directors."

The Settlement Proposal, page 93

89.   Please provide a factual basis for EBC's belief that the purchase price being paid for the low-power television stations is "less than the current fair market value of these assets" as you state on page 94. Please revise to clarify whether EBC originally owned these stations and the amount Arkansas Media paid to purchase them. In addition, please clarify whether these stations are cash flow positive, have historically been operated profitably, and clarify the size of the markets they serve. In addition, please clarify why the purchase price was established in 2003, why it is being used now, and which executive officers established the price.

90.   Please explain the reference to "triple net basis" on page 94.

91.   We note your disclosure on page 94 that "Arkansas Media obtained an independent valuation of its rights under the management agreement. The appraisal reflected a valuation substantially in excess of the Termination Payment." Please disclose the name of this appraisal and include a copy of any report as an Annex to your Form S-4. Also, please clarify who negotiated the initial management agreements on behalf of EBC.

Information about Equity Broadcasting Corporation, page 96

92.   In general, throughout the registration statement, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found.

93.   A significant portion of your discussion appears to suggest that your stations have a "life-cycle" whereby it takes a significant amount of time to develop a new stations operations and achieve positive net cash flow. Please revise to discuss this problem and give a sense of the stage of development for your existing stations. In addition, please discuss how the company goes about selecting new markets and programs. Alternatively, advise why no such disclosure is necessary.

94.   Please provide factual support for your statements that "EBC is one of the largest owners and operators of television stations in the United States, as well as the largest, centralized distribution platform for Spanish-language television stations." In addition, please support the statement that you are "a fast-growing broadcaster with a low cost structure and multiple sources of revenue and value." Without limiting the generality of the foregoing, please explain your reference to fast growing – that is, specifically state what is growing (revenues, assets, stations, income) and over what time period. Also, please reconcile your statement about "low cost structure" to your financial statements which indicate a history of losses. In this regard it would appear that your operating expenses have grown faster than your revenues over the period from 2001 to 2005. Please explain.

95.   On page 96 you indicate that of your 20 Hispanic stations, "13 will be in the nation's top 65 Hispanic Markets." Please revise to clarify if any of these markets are in the top 10 and disclose the largest Hispanic market in which you are present.

96.   Please provide factual support for EBC's beliefs in the page 96 paragraph beginning, "EBC believes it is uniquely positioned …"

97.   Please provide support for your statement on page 96 that "[a] significant number of these affiliates are in early stages of development with high growth potential." In addition, please explain why not having content agreements in place for a significant portion of your stations represents a growth opportunity and clarify the impact that this has on your current business.

98.   Please explain how EBC "financed itself largely by acquiring television construction permits and acquiring stations at attractive valuations." If the company builds stations in order to later sell them, please discuss how the company determines which stations to sell and clarify what stations you currently have, if any, that would be suitable for future sales. In addition, please include a risk factor discussing the limits associated with this type of financing program – including, if applicable, the need to transfer licenses, the limited number of station and market opportunities, etc.

99.   On page 98 you note that Hispanics represent 14% of the population, but only 3.4% of advertising in the US is in Spanish. From this you draw the inference that "the Spanish-language media market can still gain almost 11% market share …" However, this inference assumes that all Hispanics are Spanish speaking and that Hispanics are primarily reached through Spanish speaking advertising. Please provide additional support for your inference.

100.   Please clarify how the company identifies "high growth underserved Hispanic markets" and support management's belief, stated on page 99, that "EBC is primed to introduce an aggressive sales and marketing program to expand spot sales on Spanish-language television stations and grow the Media Services division." Also, please clarify the statement that "EBC intends to rationalize its station portfolio return-on-investment and gross margin parameters."

101.   Please update the affiliations with My Network TV as disclosed on page 99.

102.   Please clarify your reference to "inflammatory spot rate increases" on page 100.

103.   Please include a list of references to your tabular presentation of EBC Stations. For example, under "Affiliation" you list SHOP. Who are they?

104.   On page 105 you state that "[a] low expense base allows EBC to achieve a positive broadcast cash flow and higher profit margins earlier as an independent station or network affiliate." Please explain, and provide factual support for this statement. What is broadcast cash flow and how is it different from your statement of cash flows?

105.   Please clarify the reference to "target markets" on page 105. In addition, explain "promotional allowances."

106.   Please revise your discussion under "Local" and "National" on page 105 to better explain how the company receives revenues from the advertising sales, the contract terms, etc.

107.   Please disclose how many non EBC-owned or affiliated stations are currently
        using your C.A.S.H. services system. In addition, please provide more
        background discussion about what C.A.S.H. is, how it works, and how it
        contributes to your financial results. In this regard we note your statement that
        your gross margins are in excess of 50%. Please disclose the actual amounts of
        revenues and expenses associated with these services and explain how costs are
        allocated between EBC stations and non-EBC stations. Please note that your
        discussion of C.A.S.H. on page 110 should also be clarified to specifically address
        its functionality.

108.   Please provide support for your belief "that C.A.S.H. can scale to accommodate
        multiple station operators around the country, and that it is currently the only such
        facility of its kind providing such services to station operators."

109.   Please revise your discussion under "Low Cost Operations" on page 107 to
        improve its readability and provide support for the assertions made therein.

110.   Please explain why hiring a national sales representative will provide you with a
        competitive advantage as you disclose on page 109.

111.   Please provide support for your statement on page 111 that "[a] typical station
        client can expect to reduce costs by as much as $250,000 each year …"

112.   Please revise your disclosure to further explain the relevance of the data you have
        provided under FCC Advanced Wireless Auction on page 111.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of EBC, page 114

113.   The Management's Discussion and Analysis ("MD&A") section is one of the
        most critical aspects of your disclosure. As such, we ask that you revise this
        section to provide a more detailed executive overview to discuss the events,
        trends, and uncertainties that management views as most critical to the company's
        revenues, financial position, liquidity, plan of operations and results of operations.
        Currently your disclosure largely appears to be copied from your "Information
        About Equity Broadcasting" section. In an effort to assist you in this regard,
        please refer to the Commission Guidance Regarding Management's Discussion
        and Analysis of Financial Condition and Results of Operations, Release Nos. 33-
        8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.   This
        guidance is intended to elicit more meaningful disclosure in MD&A in a number
        of areas, including the overall presentation and focus of MD&A, with general
        emphasis on the discussion and analysis of known trends, demands,
        commitments, events and uncertainties, and specific guidance on disclosures
        about liquidity, capital resources and critical accounting.

114.   Please revise the captions in your table of operating results to be consistent with
        those presented in your statements of operations. For example, your income
        statement presents program, production & promotion expenses whereas your table
        here presents these expenses as amortization of program license rights.

115.   Please revise your disclosure for each period to describe and <u>quantify</u> underlying
        material activities that generate revenue variances between periods. Your revised
        disclosures should provide information that would assist an investor in making a
        well informed investment decision. This can be achieved by providing a detailed
        discussion of the year over year variances by principal types of broadcast
        revenues. An example might be the amount of local revenue that was attributable
        to the addition of eight Univision and Telefutura stations.

116.   For each period presented, tell us how much of each principal type of revenue was
        considered political revenue. If significant, please include a separate line item
        disclosing the amounts along with a discussion of the variances between periods
        and any expected future trends.

117.   For each period presented, revise your variance discussion of operating expenses
        and interest expense to discuss the underlying material activities for the entire
        variance. For example, in your operating expense variance analysis for the fiscal
        year ended December 31, 2005, you only described and quantified $0.6 million of
        the $2.5 million variance between fiscal years.

118.   On page 114 we note your disclosure that "Univision has historically utilized
        EBC as an outsourced development vehicle to enter into various new, strategic
        markets across the United States and has entered into affiliation agreements to
        provide programming in these markets." Please clarify whether the company has
        a formal arrangement with Univision to develop new market and if so, state the
        terms of the arrangement.

119.   We note disclosure on page 114 and throughout that you have affiliation
        agreements with 44 of your stations. Please revise your disclosure to also indicate
        the total number of stations you have.

120.   We note the disclosure that the company will have 15-year affiliation agreements
        with Univision. Please disclose whether these agreements will have a 15-year
        term starting at the date of consummation of the merger.

121.   Please clarify your reference to "translator stations" and "cellular repeaters" on
        page 114.

122.   We note the disclosure on page 115 of the example of the company's strategy of acquiring a station, developing it and selling it for a significant profit ($19.2 million to Fisher Communications). Please clarify if this deal was an average deal, low end or high end, and whether the company lost money on any of these types of transactions.

123.   Please provide a more detailed explanation concerning your revenue growth for the six months ended June 30, 2006. For example, and without limit, what factors led to the decline in "Other" revenue? Is the increase in advertising being driven by the new Univision stations – if so, how much have ad revenues from Univision stations increased during the relevant periods? Please note that similarly detailed disclosure is requested for the year over year comparison.

124.   Please provide a more detailed discussion concerning the increase in operating expenses. Currently it appears as if you have only explained $1.3 million of the $2.2 million change. In addition, you have not explained why you experienced growth in syndicated barter programming airings or satellite time expense. Finally, please provide a general discussion of the main components of your operating expenses so that the reader may more fully understand your business. Please note that similarly detailed disclosure is requested for the year over year comparison.

125.   Please discuss any losses incurred related to subsidiaries and joint ventures for the relevant time periods.

126.   Based on your description, it would appear that your "Other" revenue includes your C.A.S.H. activities and that this line item has declined for both the Six Months Ended June 30, 2006 and the Year Ended December 31, 2005 when compared to prior periods. Given management's emphasis on the future, and scalability, of this program elsewhere in this Form S-4, please separately discuss your C.A.S.H. related revenues and its impact on your profitability. In addition, please explain whether the C.A.S.H. related revenues have declined and if so, explain why.

127.   Please explain the reference to the Arkansas Riverblades on page 123. Does EBC currently have an investment in them, for example?

Liquidity and Capital Resources, page 123

128.   Please revise your disclosure to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your trade accounts receivable, program broadcast rights, and program broadcast obligations). Your analysis of

cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

129.   Based on your disclosure on page 124 and elsewhere, it appears that your business plan relies on your future ability to sell existing stations. Please provide more detailed discussion about how management selects which stations to sell, the stations management proposes to sell in the near future and the impact that this has on your future ad revenues and cash flows from operations. In addition, please clarify whether management believes that its cash balance, funds available under its credit facility, and anticipated sales proceeds would be adequate to fund its operations without the benefit of the trust proceeds resultant from the Coconut Palm merger.

130.   Please include a separate heading for your discussion of the senior credit facility on page 125. In addition, please revise to clarify the difference between the loans and revolver and clarify the total amounts outstanding as of June 30, 2006. In addition, please explain the "reserve" requirement on the revolver. Also, please explain the "certain asset sales" which would require the net cash proceeds to be paid against outstanding loans. To the extent that these assets include the types of assets the company has historically sold and presented under "Gain on sale of Assets" in its discussion, please clarify: (1) how the proceeds from these sales are available to fund your future acquisition and expansion strategy; and, (2) clarify whether any asset sales have been necessitated by the need to pay down your liabilities.

131.   Please clarify whether a violation of any of the restrictive covenants referenced on page 125 would result in the acceleration of any outstanding debt. In addition, please clarify whether management is aware of any current violation of these covenants, and, if so, please state whether management has received a waiver.

132.   Page F-48 of your financial statements refers to Equity Marketing, Inc. Please clarify who they are, what business dealings EBC has had with them, and how they are related to EBC.

Contractual Obligations, page 126

133.   Please revise to present your contractual obligations in a tabular format that is consistent with the guidance of Item 303(a)(5) of Regulation S-K.

134.   Please disaggregate your capital lease obligations from your long-term debt obligations. Also, you should include interest expense as part of your long-term debt obligations in the table as that is part of those contractual obligations. Please revise accordingly.

Critical Accounting Policies and Estimates

Stock-Based compensation, page 128

135.   It is not clear how you determined the accounting provisions of SFAS 123(R) are effective for EBC beginning in the first quarter of fiscal 2007. Pursuant to paragraph 69(c) of SFAS 123(R) as further clarified by the SEC release 33-8568, the provisions of this authoritative guidance became effective in the first quarter of 2006. Please revise your disclosure here, in recent accounting pronouncements and your financial statements (interim and annual) accordingly.

Recent Accounting Pronouncements, page 128

136.   We noted your disclosure regarding the effective date of FIN 47. Considering the effective date, disclose why you have not yet determined the impact of the adoption of FIN 47 in your financial statements. Please advise and revise here and in your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm, page 133

137.   We note that the company has recorded rental expense under its results of operations discussions. Please revise to disclose your monthly rent and clarify from whom you rent space. In addition, please clarify whether you will continue to maintain this location following the merger and if so, state the rental rate and provide the information required by Item 101 of Regulation S-K.

138.   Please break out the "professional fees" referred to on page 134 to provide further detail regarding the nature of the fees and the work performed for the company.

Morgan Joseph Fairness Opinion, page 134

139.   Please describe how Morgan Joseph was selected and describe any material relationship that existed between Morgan Joseph and the company within the past two years, including whether Morgan Joseph participated in your IPO. See Item 1015(b) of Regulation M-A, and Item 4(b) of Form S-4. In this regard, we believe that this information should be set forth in a separately captioned paragraph, and should precede the Morgan Joseph analysis.

140. Given the timing of the Morgan Joseph opinion relative to the date that the board entered into the merger agreement, please explain how the opinion was provided "for the information and assistance of the Coconut Palm board of directors in connection with its consideration of the merger."

141. The staff believes that a more detailed discussion of the analyses undertaken by Morgan Joseph is warranted here. As an initial matter, please clarify for the reader what are your (a) discounted cash flow analysis; (b) leveraged buyout analysis; and (c) asset value analysis involved and the assumptions that went into these calculations. Also, where you use comparable company analyses, please clarify how Morgan Joseph determined that these companies were comparable by referencing their industry, revenues, market capitalization and other such measures. In addition, please discuss how Morgan Joseph factored in the dilution to the existing stockholders associated with the issuance of securities in this transaction as part of its model. In this regard we note that the company's existing stockholders will only own 34% of the merged enterprise – and even less so if you subtract out the original insider securities. Please note that this comment is subject in its entirety to our comment above under "EBC Selected Historical Financial Data," regarding the use of EBITDA as an operational measure and it not being appropriate to use a non-GAAP measure.

142. Please provide additional information about the $1,250,000 in fees payable to Morgan Joseph. Specifically, what services did it provide as a financial advisor and when was it contracted to provide them. In addition, please include a statement further clarifying that the contingent nature of this compensation creates a conflict of interest with respect to the opinion.

Sanders Morris Fairness Opinion, page 139

143. Please provide all of the information required by Item 4(b) of Form S-4 and Item 1015 of Regulation M-A with respect to the Sanders Morris opinion. Without limiting the generality of the foregoing, the staff believes that a discussion of the specific procedures and analyses undertaken by Sanders Morris is warranted. For example, what value did the Firm place on EBC? In addition, a discussion of how the Firm separated out the interests of the Class A shareholders and treated the pre-merger agreements (for example the Arkansas Media agreements) is warranted. In addition, please clarify whether the Firm's opinion addresses merely the overall fairness of the transaction or also addresses the fairness of the consideration as allocated between the various classes of shareholders. Alternatively, please advise why no revision is necessary.

Unaudited Pro Forma Financial Statements, page 142

General

144. Please revise your pro forma financial statements to consistently label minimum and maximum approval scenarios. For example, your pro forma financial statements consider the 80.01% approval as "assuming maximum conversions" whereas the rest of the document refers to this scenario as "minimum approval."

145. Considering the complexity of the transactions related to the merger and the Arkansas Media settlement agreement, please revise your presentation to include separate columns related to these adjustments. In this regard, please revise the notes to the unaudited proforma combined financial statements (Note 2) to provide a more substantive explanation of each proforma adjustment and identify which transaction the adjustment relates to.

146. Tell us how you plan to account for the conversion of EBC options into Coconut Palm options. In your response discuss how you considered the provisions of SFAS 123(R), specifically paragraphs 53 and 54. Please advise and revise if necessary.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

General

147. We reviewed your pro forma adjustments and it is unclear how adjustments C, and M through T are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact (for income statement adjustments). In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or EBC and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

Notes to Un-audited Pro Forma Combined Financial Statements, page 150

148. In footnote 2 on page 150 you reference the sale of several stations as part of a "debt adjustment" please explain this adjustment in greater detail.

Note J, page 151

149.   It appears your adjustments assigned to Note J also eliminate the outstanding common stock of EBC pursuant to the recapitalization. Please revise Note J or provide a separate note to describe this additional adjustment.

Note K, page 151

150.   Please provide us with your rationale for recording the Coconut Palm Series A preferred stock at $8.91 million whereas your disclosure on page 45 indicates it is valued at $10.1 million.

Note X, page 152

151.   Please revise to present the adjustments related to this note in the Adjustments column versus the EBC historical column.

Directors and Management of Coconut Palm Following the Merger with EBC, page 154

152.   We note that certain members of your proposed management team, for example Mr. Farrari, either have investments in RPCP or have positions with RPCP and that RPCP is a substantial investor post merger. Please revise to indicate whether your management will continue to have these relationships going forward and, if so, please address these inter-relationships in a risk factor. For example, and without limit, how will these managers allocate their time between roles with the company and RPCP? Will RPCP be able to "control" the issuer as a result of its (1) investment in you; (2) board representation; and (3) management representation, etc.

153.   We note your disclosure on page 155 that Mr. Becker is the Chief Financial Officer of Juniper Partners Acquisition Corp., a publicly traded blank check company. We further note that Juniper has also filed a Form S-4 to purchase a privately owned media and communications company which appears to run a television network and to provide distribution services for television networks. Please update Mr. Becker's biography to reflect this.

154.   On page 156, following Mr. Hearnsberger's biography, you state "[o]ther than their respective relationships with Coconut Palm and EBC, [no-one has been] affiliated with a public company or blank check company that executed a business plan similar to our business plan …" Please revise this statement to appropriately reflect Mr. Becker's involvement with Juniper.

155.   For each director you have identified, please state their term of office. See Item
        401 of Regulation S-K.

Executive Compensation, page 158

156.   Please reconcile your statement that "[n]o compensation of any kind, including
        finder's and consulting fees, will be paid to Coconut Palm's founding stockholder
        or to any of our officers and directors or any of their respective affiliates for
        services rendered prior to or in connection with a business combination" with
        your statement that "Royal Palm Capital Management, LLLP, an affiliate of our
        officers and directors, shall receive approximately $300,000 upon consummation
        of the merger with EBC for advisory services and other expenses incurred in
        connection with the merger." In addition, please reconcile to your initial Form S-
        1 disclosures. Also, please describe, in greater detail, the advisory services
        performed and who approved these services on behalf of the company. Further,
        please clarify how the company views the $2,500,000 payment to RPCP
        Investments – disclosed on page 160, for purposes of this disclosure. In this
        respect please address whether RPCP will have any future performance
        obligations in order to receive this fee. Finally, please provide a legal analysis
        supporting your ability to pay advisory fees in light of your Form S-1 disclosures.

157.   Please disclose, in footnote 1 to your tabular presentation on page 159, the annual
        fees paid to Arkansas Media for the relevant periods.

158.   We note that the company has presented a table entitled "Aggregated Options
        Values at December 31, 2005" which presents information regarding EBC's
        options. However, this table does not present all of the information required by
        Item 402(c) and (d) of Regulation S-K. Please advise or revise as necessary.

Certain Relationships and Related Transactions, page 160

159.   We note your disclosure on page 160 that "RPCP Investments will receive a
        payment in the amount of $2,500,000." Please ensure that this payment is also
        discussed under your "Interests of Coconut Palm …" section on page 16.

160.   On page 160 and elsewhere we note your disclosure that Arkansas Media is being
        issued 640,000 shares of EBC's Class A common stock which has a value of
        $4,800,000. Please clarify how these shares were valued.

161.   Please disclose the types of consulting Mr. Becker does for the company. In
        addition, please add a discussion of this agreement to your disclosures on page 16.

Section 16(a) Beneficial Ownership Reporting Compliance, page 161

162.   We note your disclosure on page 162 that Mr. Rochon was late in filing a Form 4 for warrant purchases made by CPACW, LLP. Please disclose the date that this Form 4 was filed, the date that it was required to be filed, and the total amount of warrants purchased.

 Price Range of Securities and Dividends, page 166

163.   We note your disclosure that EBC has not paid any dividends on its stock to date. However, it appears that the Series A preferred stock has accrued, but unpaid, dividends at a rate of 7% per annum. Please revise your disclosure to address.

Description of Coconut Palm Securities, page 167

164.   Please clarify the original issue price associated with the Series A preferred stock to be issued as part of the merger. In addition, please state the total initial redemption value and conversion value. If the dividends are payable in shares of stock, please clarify whether this will be common or preferred stock and whether the stock will have registration rights.

Coconut Palm Financial Statements

General

165.   Given that the offer and sale of the securities underlying the underwriter purchase option (UPO) included in your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness.   As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time the UPO and the underlying warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the UPO as a liability marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable

alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the UPO. Tell us whether you intend to restate your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through September 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

166.   Please revise the header on each page of your audited financial statements (F-14 – F22) to delete the designation "Notes to Condensed Unaudited Financial Statements – (continued)."

Notes to Audited Financial Statements

Note C – Initial Public Offering, F-20

167.   Please revise to include disclosure related to the exercise of the warrants and UPO. For example, disclosure related to the warrants should be consistent with Section 3.3.2 of your clarified warrant agreement. Revise disclosure in your interim financial statements and description of securities section accordingly.

EBC Financial Statements

General

168.   Please revise to clearly present audited from unaudited information in your consolidated financial statements for the period ended June 30, 2006.

169.   Please revise to include notes to the interim financial statements presented.

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

General

170.   Upon review of Note 3 on F-38, we note you consistently acquire new stations. Please revise to include a purchase accounting policy that discusses how you determine the fair value of the value of these acquisitions and how you allocate excess purchase price, if any (e.g. independent appraisal).

171.   Tell us whether your broadcast station group, broadcast services division and Spectrum holdings division (as described on page 108) represent separate operating segments as defined in paragraph 10 of SFAS 131 and the basis for your

determination. Accordingly, please revise to include the disclosures required by paragraphs 25 – 28 of SFAS 131. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.

c. Revenue Recognition, F-35

172.   Please revise your revenue recognition policy to clarify if advertising revenues are recorded gross or net of agency and national representative commissions.

173.   Please revise to include your revenue recognition policy for each of your revenue streams (e.g. C.A.S.H. services, new media services, etc.). Disclose significant terms and conditions related to each revenue stream, including any customer acceptance provisions and other post-delivery obligations (e.g. warranties, discounts, volume incentives, etc.) and the related accounting policies.

h. Intangible Assets and Goodwill, F-36

174.   Please provide us with your analysis of what you consider your unit of accounting for testing impairment of indefinite-lived intangible assets (e.g. FCC broadcast licenses). For guidance, see SFAS 144 and EITF 02-7. Also, revise your disclosure here and your discussion of critical accounting polices and estimates in MD&A accordingly.

Note 5 – Intangible Assets and Goodwill, F-41

175.   We note you have recognized impairment in connection with the sale of WBMM. Please revise to include the minimum disclosures required by paragraph 46 of SFAS 142.

Note 6 – Investment in Joint Ventures, F-42

176.   We note you own a 50% interest in Little Rock TV 14, LLC; however you do not appear to be consolidating this entity. Tell us how your accounting treatment (i.e. not consolidated) is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of ARB 51 and FIN 46(R). Please advise or revise accordingly.

Note 10 – Stockholders' Equity, F-47

177.   We noted as of December 31, 2005 and 2004, you had aggregated accrued dividends on your Series A Convertible Preferred Stock of approximately $9.5 million and $7.4 million, respectively. Please revise to disclose where these amounts are recorded in your financial statements.

178.   We note EBC will redeem, in cash an amount equal to the liquidation amount, all
       of the outstanding shares of Series A Preferred Stock upon the seventh
       anniversary of the purchase date. Tell us how you determined equity
       classification is appropriate for this series of stock. In your response, discuss how
       you considered SFAS 133, EITF 00-19 and ASR 268.

179.   We noted in the second paragraph on F-48 that EBC entered into a put option
       agreement in January 2004. Please explain the nature and business purpose of
       this transaction and tell us how you have recorded this transaction (i.e. put option)
       in the financial statements. In your response, address in detail the applicability of
       SFAS 150 and SFAS 133. In an effort to expedite our review, provide us with a
       copy of the put option agreement.

180.   In addition to our comment above, we noted EBC exercised the option in part (i.e.
       EBC sold 266,667 shares of Class B common stock) and subsequently re-
       purchased those shares to be held in treasury. In connection with the put option
       (as noted above), tell us if EBC was contractually obligated to re-purchase those
       shares. We may have further comments.

Note 13 – Income Taxes, F-52

181.   Please revise to provide the minimum required disclosures of SFAS 109.

Note 19 – Subsequent Events, F-55

182.   Your current disclosure in note (a) is somewhat ambiguous; that is, the disclosure
       seems to infer that this transaction is a business combination. Please revise your
       description of the merger transaction to clarify and provide a more robust
       discussion of your proposed accounting treatment (i.e. recapitalization).

Appendix

Agreement and Plan of Merger

183.   The table of contents to your merger agreement makes reference to numerous
       exhibits which do not appear to have been filed alongside your merger agreement.
       In addition, we also note several references to disclosure schedules – for example
       Section 3.03 refers to a EBC Disclosure Schedule in Section 7.02(o)(2) which we
       were unable to locate. Please revise to include these exhibits and schedules.
       Alternatively, please advise why they are properly excluded.

184.   We note that Section 2.02(c) provides that Sycamore Venture Capital L.P.'s
       accrued dividend balance will be paid by the issuance of one share of common
       stock per every $5.13 in accrued dividends while Univision will be paid one share

of Series A Convertible Non-Voting Preferred Stock for each $5.13 in accrued dividends. Given the different rights of these two securities – common stock and Series A Convertible Non-Voting Preferred Stock, please explain how the company valued these shares and determined that the consideration to be paid was equal among the two shareholders.

185.   Please revise your Form S-4 to address the requirements of Section 2.05 and explain the reasoning behind it.

186.   Section 3.08 refers to shares issuable to Lakeside Group, LLC. Please advise us of the nature of this transaction and revise your Form S-4 to address the issuance of these securities.

187.   Please explain the reference to "institutional shareholders" in Section 6.06 of your agreement. In addition, if this definition is not coterminous with "public shareholders" or other similar reference as used in your Form S-1 and Form S-4 then please revise your disclosure to clarify.

First Amendment to Agreement and Plan of Merger

188.   Please revise your Form S-4 disclosure to more fully discuss Clause 7 "Amendment of Section 7.02; Conditions to the Obligations of Coconut Palm – EBC Indebtedness." In this respect, we also note that this provision has also been modified by the Second Amendment to Agreement and Plan of Merger. Please clarify how the clause currently operates and advise us of the nature of these revisions.

The Coconut Palm Acquisition Corp. 2006 Stock Incentive Plan

189.   In Section 5(c)(iii) we note that your Plan provides that "[a]wards settled in cash shall not count against the total number of shares of Common Stock available to be granted pursuant to the Plan." Please explain the meaning of this provision in greater detail under your applicable Form S-4 disclosures.

Amended and Restated Certificate of Incorporation of Coconut Palm Acquisition Corp.

190.   Please expand on your Form S-4 disclosures to more fully address the changes to your Certificate of Incorporation. This discussion should include, without limit, Article Fifth, Clauses A and B, and Article Ninth.

Series A Convertible Non-Voting Preferred Stock

191.   Please revise your Form S-4 to specifically discuss the conversion rate adjustments contained in Section 3(d).

Annex E-1

192.   In the Morgan Joseph investment banking opinion letter we note that the bankers
        assumed that "appropriate additional personnel with applicable experience in the
        broadcasting industry will be hired by the Company prior to December 31, 2006."
        Please advise us how this is relevant to the existing value of the company and
        what impact it had on the Morgan Joseph analysis. In addition, please ensure that
        this assumption is addressed in your Form S-4 and clarify whether management
        has made any progress in hiring these individuals. Finally, please revise your
        Form S-4 to clarify (1) that the Morgan Joseph opinion was based on your
        assumption of a lower level of EBC debt; and (2) discuss what impact, if any, this
        has on their conclusion. Alternatively, please advise us why no revision is
        necessary.

Annex F-1 Employment Agreement

193.   Please revise your Form S-4 disclosure to address Clause 3 of Mr. Morton's
        employment agreement which appears to make him the Vice Chairman of the
        Board following the merger.

194.   Please revise your Form S-4 to more fully discuss Clause 12(d) to Mr. Morton's
        employment agreement. Without limit, please also clarify whether Mr. Morton
        directly supervises Ms. Withrow and clarify the meaning of (d)(iii) with respect to
        other existing or potential conflicts of interest – for example, clarify whether all
        conflicts have been included in the S-4.

Form 8-K, filed April 14, 2006

195.   The company appears to have filed a Form 8-K containing a slideshow
        presentation made to investors relating to the solicitation of proxies in connection
        with its merger. In this presentation you reference Holt Media Group's valuation
        but do not reference the valuation performed by Morgan Joseph. Given that the
        company contracted with Morgan Joseph, please explain why your reference is to
        Holt Media and not Morgan Joseph.

196.   On page 13 of your presentation you have a "case study" which addresses how the
        company provides its C.A.S.H. system "to offer outsourced services to non-EBC
        stations." However, your case study relates to Retro Television Network which
        appears to be affiliated with your management. Please advise us of the nature of
        any affiliation between your management and Retro and, clarify why a discussion
        of this relationship was not included on your Form 8-K.

197.   The company's presentation includes a significant discussion of its "growth strategy" including several case studies. We believe that this information is useful to an investor's understanding of your plans for the future as well as how you have executed in the past. Please revise your Form S-4 to include more of the discussion contained in your Form 8-K.

Form 10-Q for the Quarter Ended June 30, 2006
Warrant Clarification Agreement, Exhibit 4.6

198.   Please revise Section 3.3.2 of your warrant agreement to clarify that the warrants may expire worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current.

Other Regulatory

199.   Please provide current consents, and update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Stephen Roddenberry, Esq.
        Fax: (305) 374-5095